May 30, 2025

Marc Fogassa
Chief Executive Officer
Atlas Critical Minerals Corporation
Rua Ant  nio de Albuquerque, 156, Suite 1720
Belo Horizonte, Minas Gerais, Brazil, 30112-010

       Re: Atlas Critical Minerals Corporation
           Draft Registration Statement on Form F-1
           Submitted May 2, 2025
           CIK No. 0001684688
Dear Marc Fogassa:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Cover Page

1. We note your disclosure that your offering of common shares will be at an "assumed offering price." Please revise to state the price of the securities to the public or include a price range Also clarify whether the offering price will be fixed for the duration of the offering. If you are not able to state a price, explain the method by which the price is to be determined. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K for
       guidance.
2. Please disclose here that Marc Fogassa, your Chief Executive Officer and Chairman, currently controls approximately 83.3% of the voting power of your capital stock and will control the combined voting power of your capital stock upon completion of this
       offering, and that you expect to be be a    controlled company    under
Nasdaq rules.
 May 30, 2025
Page 2

       Also disclose here that the holders of Series A Preferred are entitled to 51% of the total votes on all matters regardless of the actual number of shares of Series A
       Preferred then outstanding, and the holders of common stock and any other class or series of capital stock entitled to vote with the common stock are entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power.
Industry and Market Data, page 3

3. We note your use throughout the prospectus of market and industry data derived from industry and general publications and research, surveys and studies conducted by third parties, including Benchmark Minerals, Carnegie Endowment, Center for Strategic
       and International Studies, Center on Global Energy Policy     Columbia
University, TD
       Economics, PricewaterhouseCoopers, Statista, U.S. Geological Survey, and Wilson
       Center. Please revise to include the names and dates of these studies or reports.
Company Overview, page 4

4. Please provide a basis for your statement that you believe to hold the largest portfolio of critical minerals exploration properties in Brazil among publicly traded companies.
Risk Factors
Our future performance is difficult to evaluate because we have a limited operating history, page 12

5. Please revise to reflect that you have incurred losses since your inception resulting in an accumulated deficit of $9,145,542 as of December 31, 2024, and further losses are anticipated in the development of your business.
Regulatory and Industry Risks, page 18

6. Please add risk factor disclosure addressing the exemptions and scaled disclosures available to you as a foreign private issuer. Also, discuss the controlled company exemptions under the Nasdaq Listing Rules you currently intend to rely on.
Service of process and enforcement of judgments may be more difficult, page 25

7. Please revise to also address the risk to stockholders of effecting service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws due to a majority of your directors and officers residing outside the United States.
Use of Proceeds, page 29

8. Please revise to provide the approximate amounts of proceeds to be used for each principal purpose. Refer to Item 4.a of Form F-1 and Item 3.C of Form
20-F.
Market for Our Common Stock and Related Shareholder Matters, page 31

9. You disclose throughout your prospectus that your common stock is quoted on the
       Pink OTC. However, you also disclose on page 31 and elsewhere that your common stock is quoted on the OCTQB. Please revise or advise.
 May 30, 2025
Page 3

Management's Discussion and Analysis, page 34

10. Please expand your disclosure to include a discussion of your November 19, 2024 acquisition of Apollo Resources Corporation, including the nature of significant assets and liabilities acquired, the extent to which the acquisition impacted your 2024 consolidated results of operations and financial condition, your Apollo operation plan and matters that are reasonably likely to have a material impact on your future operations.

      With regard to Apollo   s Iron Quadrangle Project (IQP), we note you
disclosed on
      pages 38 and F-24 that the IQP is being developed toward an iron mine with planned operations commencing prior to the end of 2025.

      Please add disclosure to clarify what your planned operations constitute, including whether and to what extent you expect to start producing and generating revenues prior to the end of 2025, the significant steps or activities you still need to complete prior to such planned operations, the estimated costs to complete, and the uncertainties that may delay your plan.

      Refer to Regulation S-K Item 303 for guidance.
Business, page 38
Atlas Lithium Option Agreement, page 38

11. We note disclosure of your December 19, 2024 option agreement with Atlas Lithium, pursuant to which you have the exclusive right and option to purchase from Atlas
      Lithium 100% of the equity interest in Brazil Mineral Resources Corporation, whose primary assets consist of 60 mineral rights for copper, gold, graphite, nickel, rare earths, and titanium in Brazil. Additionally, as consideration for entering into the option agreement, you issued to Atlas Lithium 797,957 shares of your common stock valued at $500,000.

      Please address whether Brazil Mineral Resources Corporation represents a significant probable acquisition per Regulation S-X Rule 11-01(a)(2), 11-01(b)(1)(i) and 11-
      01(d), for which you will need to provide Rule 11 pro forma financial information and
      Rule 3-05 financial statements of significant business acquired.

      Additionally, please disclose how you accounted for the 797,957 common shares issued to Atlas Lithium valued at $500,000.
Business, page 38

12. Please expand your summary disclosure to include a map or maps showing the locations of all properties to comply with Item 1303(b)(1) of Regulation S-K. Please ensure that such maps are legible on the page when printed.
13. Please expand your disclosure to clearly identify the mineral properties that you consider to be material properties; and for each material property, include the information required pursuant to Item 1304(b)(2) of Regulation S-K.
 May 30, 2025
Page 4

14. Please expand your mineral property disclosures with respect to each material property and non-material property to include information related to your mineral rights and permitting. For example, with regard to non-material properties, you should include a summary of the mineral right expiration dates and describe the key permit conditions, consistent with Item 1303(b)(2) of Regulation S-K; and for material properties, you should include the mineral rights expiration date(s), any fees that are required to maintain or hold the mineral rights, a description of any related ownership and option agreements, and a description of the key permit conditions, consistent with Item 1304(b)(iii) of Regulation S-K.
15. Please expand your disclosures pertaining to material properties in which you include exploration results to provide all of the information required by Item 1304(g) of
      Regulation S-K, with respect to various aspects of the sampling conducted in connection with your exploration activity and which allow for an accurate understanding of the significance of the results.
16.   We note that you have included an average total rare earth oxide (TREO)
(PPM) and
      average magnetic rare earth oxide (MREO) (PPM) with your rare earth disclosures. Please expand the disclosures to include a table with the average
      individual metals that comprise the average TREO (PPM) and average MREO
(PPM).
17. Please expand your disclosures of the iron ore mineral resource on pages 2 and 77 to include the point of reference in which the resource was estimated to comply with
      Item 1303(b)(3)(v) and Item 1304(d)(1) of Regulation S-K. For example, it should be clear whether the tonnages are presented as in situ, plant feed, saleable product, or on some other basis. The resource should also be dated (or updated if necessary) to correspond to your most recently completed fiscal year-end. If you consider this resource property to be a material property, also disclose the assumed metallurgical recovery factor, which is required by Item 1304(d)(1) of Regulation S-K.
18. Your disclosures on pages 4 and 38 indicate that you have a permit to operate an iron ore mine with planned operations commencing prior to the end of 2025. However, on page 136 of the technical report summary, there is disclosure indicating the Rio
      Piracicaba Project is currently operating on an exploration license and that additional environmental baseline and permitting would be required to advance the project. Please revise as necessary to address this apparent inconsistency or to advise
      if these are unrelated.
 May 30, 2025
Page 5
19. Please obtain the written consent of the qualified person to the use of the qualified person's name, and file the written consent as an exhibit to your registration statement, pursuant to Item 1302(b)(4) of Regulation S-K.
20. We note your disclosures on pages 34, 81 and 83, indicating that your current quartzite production has been "paused" to address "certain identified issues" that are expected to be resolved prior to the end of your June 30, 2025 quarter. Please expand these disclosures as necessary to describe the particular issues that were identified and the specific modifications that you indicate are being made as part of the associated resolution.
21. We note that you have included estimated volumes of quartzite on page 84 which you state can be "visually acertained," although you also indicate the volumes were modelled "using information on depth acquired from [y]our drilling campaign."

      Please revise to clarify whether the volumes represent quartzite that has already been mined and is therefore inventory, or remain in the ground. With regard to volumes not yet mined, please either obtain and file a technical report summary to support the disclosures, or remove the disclosures as only quantities of mineral resources or mineral reserves should be disclosed in your filing, consistent with the requirement under Item 1302(a)(1) of Regulation S-K.
22. We note that you have included photos of quartzite on pages 35, 36, 83, and 84, with various captions indicating the specific images are of materials that have been mined from your quarry and processed in your facilities. If this is the case, provide additional disclosures about your quartzite mining and processing operations based on the requirements in Subpart 1300 of Regulation S-K.

      However, if any of the images are examples based on materials obtained from properties in which you do not have an interest, either remove the image or explain to us why you believe it is appropriately correlated with your operations. Please also clarify whether any of the images reflect a composition, with artistic modification or otherwise.

      For example, describe to us the contents of the second photo on page 83, including the specific location and the specific source of the quartzite shown, and explain to us why two of the three blocks appear to hover slightly above the ground.
23. Please expand your disclosure to describe the internal controls that are used in your exploration and mineral resource estimation efforts pursuant to Item 1305 of
      Regulation S-K.
Government Regulation, page 86

24. We note your disclosure on page 19 that mining activities in Brazil are subject to extensive federal, state, and local laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation costs, taxes, labor standards and occupational health and safety laws and regulations, including mine safety, toxic substances and other matters. Please expand
 May 30, 2025
Page 6

       your disclosure here to describe the laws and regulations that are material to your business. Refer to Item 4.a of Form F-1 and 4.B.8 of Form 20-F. Report of Independent Registered Public Accounting Firm, page F-2

25. We note that while you presented three years of financial statements from 2022 to
       2024, the auditor   s report only covered the audits of your financial
statements as of
       and for the years ended December 31, 2024 and 2023. Please obtain a new
auditor   s
       report that covers three years of your financial statements, including as of and for the year ended December 31, 2022.
Note 1 - Organization, Business and Summary of Significant Accounting Policies, page F-7
Recent Accounting Pronouncements, page F-11

26. We note your disclosure indicating that you do not expect the new guidance in ASU
       2023-07, Segment Reporting (Topic 280): Improvements to Reportable
Segment
       Disclosures, which was effective for fiscal years beginning after December 15, 2023, to have any impacts on your consolidated financial statements.

       Please expand your disclosure to clarify whether you have adopted ASU 2023-07. If adopted, state the adoption effective date and explain how the new guidance has or has not impacted your financial statements.

       Add a note to discuss your operating and reportable segment(s) and the disclosures as applicable per ASC 280-10-50, including the disclosures pertaining to the new guidance.
Apollo Resources Corporation
Report of Independent Registered Public Accounting Firm, page F-19

27. We note that the auditor's report referred to audit coverage of Apollo Resources
       Corporation's financial statements as of December 31, 2023 and 2022, and for the year ended December 31, 2023. As Apollo appeared to meet the over 40% significance test threshold that required two years of audited financial statements per Regulation S-X
       Rule 3-05(b)(2)(iii), please obtain a new auditor   s report that covers
financial
       statements as of and for the years ended December 31, 2023 and 2022, as well as
       includes the auditor   s office location.
General

28. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications. May 30, 2025
Page 7

       Please contact Joseph Klinko at 202-551-3824 or Lily Dang at 202-551-3867 if you
have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 for questions regarding the engineering comments.
Please contact Claudia Rios at 202-551-8770 or Irene Barberena-Meissner at 202-551-6548
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   John P. Kennedy, Esq.